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SEC FILE NUMBER
8-164

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING October 01, 2020 (MM/DD/YY) AND ENDING September 30, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: National Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5000 T-Rex Avenue, Suite 300
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Natalia Watson	(651) 869 - 5215	nwatson@yournational.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Natalia Watson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of National Securities Corporation _____, as of December 23 _____, 2 021 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JUAN LUIS RAMOS
Notary Public - State of Florida
Commission # GG 35894?
My Comm. Expires Ju. 24, 2023
Bonded through National Notary Assn.

JUAN LUIS RAMOS

Notary Public

Signature: _____

Title: _____
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

National Securities Corporation

(a wholly-owned subsidiary of
National Holdings Corporation)

FINANCIAL STATEMENTS

SEPTEMBER 30, 2021
(with supplementary information)

C O N F I D E N T I A L

National Securities Corporation
(a wholly-owned subsidiary of National Holdings Corporation)

Financial Statements and Supplemental Information

Year ended September 30, 2021

Contents



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
National Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of National Securities Corporation (the "Company") as of September 30, 2021, and the related statements of operations, changes in shareholder's equity and cash flows for the year ended September 30, 2021, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

msi Global Alliance



Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as National Securities Corporation's auditor since 2021.

Denver, Colorado
December 17, 2021

National Securities Corporation

Statement of Financial Condition
September 30, 2021

ASSETS

Cash	$26,366,745
Cash deposits with clearing organizations	445,810
Securities owned, at fair value	4,074,589
Receivables from broker-dealers and clearing organizations	6,936,994
Forgivable loans receivable	2,550,263
Other receivables	13,637,044
Prepaid expenses	708,695
Property and equipment, net	1,009,488
Goodwill	5,432,556
Intangibles, net	996,214
Due from affiliates	3,794,294
Deposits and other assets	253,533
Operating lease assets	4,465,860
Deferred tax asset, net	1,142,902
TOTAL ASSETS	**$71,814,987**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Securities sold, but not yet purchased, at fair value	$50,201
Accrued commissions and payroll	19,098,552
Accounts payable and other accrued expenses	8,963,950
Operating lease liabilities	4,979,221
Due affiliates	67,337
Due to parent	1,982,919
Total Liabilities	**35,142,180**

Commitments and Contingencies (Note I)

Shareholder's Equity

Common stock $0.02 par value, 5,000,000 shares authorized, 100 shares issued and outstanding	2
Additional paid-in-capital	29,065,842
Retained earnings	7,606,963
Total Shareholder's Equity	**36,672,807**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$71,814,987**

See notes to financial statements

National Securities Corporation

Statement of Operations
Year Ended September 30, 2021

REVENUES

Commissions	$157,107,582
Net dealer inventory gains	1,523,857
Investment banking	126,694,670
Interest and dividends	4,954,910
Transfer fees and clearing services	10,896,417
Other	5,814,042
TOTAL REVENUES	**306,991,478**

OPERATING EXPENSES

Commissions, compensation and fees	262,632,010
Clearing fees	5,258,581
Communications	2,580,657
Occupancy	2,848,736
Licenses and registration	3,523,603
Professional fees	6,574,709
Interest	(652)
Other administrative expenses	14,178,224
TOTAL OPERATING EXPENSES	**297,595,868**
INCOME BEFORE OTHER INCOME AND INCOME TAXES	**9,395,610**
Gain on disposal of branch	115,464
Other income	9,239
TOTAL OTHER INCOME	**124,703**
INCOME BEFORE INCOME TAXES	**9,520,313**
Provision for Income Taxes	1,960,388
NET INCOME	**$7,559,925**

See notes to financial statements

National Securities Corporation


Statement of Changes in Shareholder's Equity
Year Ended September 30, 2021


	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance – September 30, 2020	$ 2	$24,733,101	$47,038	$24,780,141
Capital contribution from Parent	-	4,332,741	-	4,332,741
Net income	-	-	7,559,925	7,559,925
Balance – September 30, 2021	$ 2	$29,065,842	$7,606,963	$36,672,807

7

National Securities Corporation

Statement of Cash Flows
Year Ended September 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$7,559,925
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred tax benefit	993,348
Depreciation and amortization	256,700
Amortization of forgivable loans	710,845
Proceeds from PPP related loans	(5,523,738)
Amortization of deferred clearing and market credit	(157,143)
Gain on disposal of branch	(115,464)
Amortization of right-of-use assets	694,737
Amortization of intangibles	546,193
Changes in assets and liabilities:	
Cash deposits with clearing organizations	(10)
Receivables from broker dealers and clearing organizations	(3,876,303)
Forgivable loans receivable	(808,360)
Due to/from parent	(3,083,933)
Securities owned, at fair value	(233,610)
Other receivables	(6,410,957)
Goodwill	105,145
Intangibles	29,256
Prepaid expenses	184,205
Deposits and other assets	(102,066)
Accounts payable, other accrued expenses and other liabilities	2,845,524
Securities sold, but not yet purchased, at fair value	49,652
Accrued commissions and payroll	6,060,921
Due to/from affiliates	153,143
Net cash used in operating activities	(121,990)
CASH FLOWS FROM INVESTING ACTIVITIES	
Reimbursement (purchase) of property and equipment	(288,491)
Net cash provided by investing activities	(288,491)
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments under capital lease obligations	(50,948)
Capital Contribution from Parent	4,332,741
Net cash provided by financing activities	4,281,793
NET DECREASE IN CASH	3,871,312
CASH BALANCE	
Beginning of the year	22,495,433
End of the year	$ 26,366,745
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 652

8

See notes to financial statements

National Securities Corporation

Statement of Cash Flows, Continued
Year Ended September 30, 2021

SUPPLEMENTAL DISCLOSURES OF NONCASH OPERATING, INVESTING AND FINANCING ACTIVITIES

Reclassification of forgivable loans to Other receivables	$	202,547
Forgiveness of PP Loan	$	5,523,738
Sale of branch		
Note receivable (Included in Other receivables)	$	249,865
Disposal of Goodwill		(105,145)
Disposal of intangible assets, net		(29,256)
Gain on disposal of branch	$	115,464

See notes to financial statements

National Securities Corporation

Notes to Financial Statements
September 30, 2021

NOTE A - DESCRIPTION OF BUSINESS

National Securities Corporation, ("National" or the "Company"), a wholly owned subsidiary of National Holdings Corporation ("Parent"), was incorporated under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer. The Company has offices throughout the United States with main offices in New York City, New York and Boca Raton, Florida.

The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA").

The Company does not hold customer funds or securities. The Company clears its transactions on a fully disclosed basis through National Financial Services, LLC ("NFS"), Axos Clearing ("Axos") formerly COR Clearing LLC, Raymond James ("RJ") and Interactive Brokers LLC.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   **Basis of presentation**

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

[2]   **Use of estimates**

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

[3]   **Revenue recognition**

Commission revenue represents commissions generated by the Company's financial advisors for their clients' purchases and sales of mutual funds, variable annuities, general securities and other financial products, most of which is paid to the advisors as commissions for initiating the transactions.

Commission revenue is generated from front-end sales commissions that occur at the point of sale, as well as trailing commissions. The Company recognizes front-end sales commission revenue and related clearing and other expenses on transactions introduced to its clearing brokers on a trade date basis. The Company also recognizes front-end sales commissions and related expenses on transactions initiated directly between the financial advisors and product sponsors upon receipt of notification from sponsors of the commission earned. Commission revenue also includes 12b-1 fees, and variable product trailing fees, collectively considered as trailing fees, which are recurring in nature. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail eligible assets. Because trail commission revenues are generally paid in arrears, management estimates commission revenues earned during each period. These estimates are based on a number of factors including investment holdings and the applicable commission rate and the amount of trail commission revenue received in prior periods. Estimates are subsequently adjusted to actual based on notification from the sponsors of trail commissions earned.

Net dealer inventory gains, which are recorded on a trade-date basis, include realized and unrealized net gains and losses resulting from the Company's principal trading activities including equity-linked warrants received from investment banking activities.

Investment banking revenues consist of underwriting revenues, advisory revenues and private placement fees. Underwriting revenues arise from securities offerings in which the Company acts as an underwriter and include management fees, selling concessions and underwriting fees. Management estimates the Company's share of the transaction-related expenses incurred by the syndicate. On final settlement, typically within 90 days from the trade date of the transaction, these amounts are adjusted to reflect the actual transaction-related expenses.

Interest is recorded on an accrual basis and dividends, if any, are recorded on the ex-dividend date.

Transfer fees and fees for clearing services, which are recorded on a trade date basis.

See Note O of the Company's financial statements for additional disclosures on revenue recognition from revenues from contracts.

[4]   Stock-based compensation

The Company measures the cost of employee and officer services received in exchange for an award of equity instruments, including stock options and restricted stock units, based on the grant-date fair value of the award and measures the cost of independent contractor awards based on the vesting date fair value of the award. The cost is recognized as compensation expense over the service period, which would normally be the vesting period of the award.

The Company was a participant in its Parent's 2013 Omnibus Incentive Plan (the "Plan"), as amended, which provided for granting of stock options, stock appreciation rights, restricted stock awards, restricted stock units and incentive awards to eligible employees and other service providers. The Parent allocated compensation expense to the Company.

[5]   Income taxes

The Company accounts for income taxes in accordance with US GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax basis of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, requiring the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company recognizes accrued interest and penalties related to its income taxes as a component of income tax expense. As of September 30, 2021, the Company had no unrecognized tax positions.

The Company is included in consolidated federal and certain combined state and local income tax returns with its Parent.

[6]   Cash and cash equivalents

The Company has defined cash and cash equivalents as cash held at financial institutions and highly liquid investments with maturities of less than three months when acquired that are not held for sale in the ordinary course of business. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

National Securities Corporation

[7]   Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations represent net amounts due for fees and commissions associated with the Company's retail brokerage business.

[8]   Forgivable loans

Forgivable loans represent loans to primarily newly recruited independent financial advisors as an incentive for their affiliation. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging up to 9%). These forgivable loans are amortized over time, and the amortization is included in commissions, compensation and fees within the statement of operations. The Company provides an allowance for doubtful accounts on the notes based on historical collection experience and continually evaluates the receivables for collectability and possible write-offs where a loss is deemed probable. As of September 30, 2021, no allowance was considered to be required.

[9]   Property and equipment, net

Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the lease.

Fixed assets are reviewed for impairment whenever indicators of impairment exist. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust to the fair value of the asset.

[10]   Deferred clearing and marketing credits

Deferred clearing and marketing credits represent clearing fee and marketing rebates from NFS, which are being recognized pro rata as a reduction of the related expense over the term of the clearing agreement which expired in 2021. The clearing and marketing rebates recognized in 2021 amounted to approximately $107,000 and $50,000, respectively. At September 30, 2021, there was not any remaining amount related to deferred clearing and marketing rebates.

[11]   Reimbursement of expenses

The Company incurs certain costs on behalf of its financial advisors including those for insurance, professional registration, technology, information services and legal services, amongst others, which are charged back to the advisors. It is the Company's policy to record the reimbursement as a reduction of the respective operating expense. Total reimbursements for fiscal 2021 amounted to approximately $7,356,000.

[12]   Goodwill and other intangible assets

Goodwill, which is not subject to amortization, is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an impairment loss will be recognized. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment. The

annual impairment test performed on September 30, 2021 based on a quantitative assessment did not indicate any impairment of goodwill.

Intangible assets consisting of brand name are being amortized over their estimated useful lives on a straight-line basis and are subject to impairment testing on an annual basis through a comparison of the fair value of the assets to its carrying value. Based on the impairment test performed at September 30, 2021, there was no impairment of the brand name intangible asset. The Company utilized the relief-from-royalty method in determining the fair value of the brand name.

Intangible assets with finite lives including customer relationships are being amortized over their estimated useful lives on a straight-line basis and are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its finite-lived intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining useful life through undiscounted estimated future cash flows. If undiscounted estimated future cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Estimated future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

[13]   Variable Interest Entities

The Company has entered into agreements to provide investment banking and advisory services to numerous investment funds (the "Funds") that are considered variable interest entities ("VIEs") under the accounting guidance. These Funds are established primarily to make and manage investments in equity or convertible debt securities of privately held companies that the Company, as investment advisory to the Funds, believes possess innovative or disruptive technologies and present opportunities for an initial public offering ("IPO") or another similar liquidity event within approximately one to five years from the date of investment. The Funds intend to hold the investments until an IPO or another similar liquidity event and then to make distributions to its investors when contractually permitted, estimated approximately six months following such IPO or liquidity event.

The Company earns fees from the Funds in the form of placement agent fees and carried interest. For placement agent fees, the Company receives a cash fee of generally 7% to 10% of the amount of raised capital for the Funds and the fee is recognized at the time the placement services occurred. The Company receives carried interest related to the back-end compensation of the placement agent fees and it is recognized at the time of distributions. As the fee arrangements under such agreements are arm's-length and contain customary terms and conditions and represent compensation that is considered fair value for the services provided, the fee arrangements are not considered variable interests and accordingly, the Company does not consolidate such VIEs.

Placement agent fees attributable to such arrangements were $94,313,000 in fiscal 2021 and are included in investment banking in the statements of operations.

[14]   New accounting guidance

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which requires entities to use a forward-looking approach based on current expected credit losses ("CECL") to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning October 1, 2023, and early adoption is permitted. The Company is currently assessing the impact that adoption of ASU 2016-13 will have on its financial statements.

National Securities Corporation

Notes to Financial Statements
September 30, 2021

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement - Disclosure Framework - Changes to the Disclosure Requirements for the Fair Value Measurement," which removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. The Company adopted ASU No. 2018-13 as of October 1, 2020. The adoption of this update did not materially impact the Company's consolidated statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes". The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC Topic 740, Income Taxes. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 will be effective for the Company's fiscal year beginning October 1, 2021, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. The Company is currently assessing the impact that the adoption of ASU 2019-12 will have on its financial statements.

NOTE C – FAIR VALUE OF ASSETS AND LIABILITIES

US GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The following table presents the carrying values and estimated fair values at September 30, 2021 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

National Securities Corporation

Notes to Financial Statements
September 30, 2021

	September 30, 2021			
Assets	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
Cash	$ 26,366,745	$ 26,366,745	$	$ 26,366,745
Cash deposits with clearing organizations	445,810	445,810		445,810
Receivables from broker-dealers and clearing organizations	6,936,994		6,936,994	6,936,994
Forgivable loans receivable	2,550,263		2,550,263	2,550,263
Other receivables	13,637,044		13,637,044	13,637,044
Due from affiliates	3,794,294		3,794,294	3,794,294
	$ 53,731,150	$ 30,071,942	$ 23,659,208	$ 53,731,150
Liabilities				
Accrued commissions and payroll	19,098,552		19,098,552	19,098,552
Accounts payable and other accrued expenses	8,963,950		8,963,950	8,963,950
Due to affiliates	67,337		67,337	67,337
Due to parent	1,982,919		1,982,919	1,982,919
	$ 30,112,758		$ 30,112,758	$ 30,112,758

The following table presents the financial assets and liabilities measured at fair value on a recurring basis at September 30, 2021:

	September 30, 2021				
Assets	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Securities owned:					
Corporate stocks	$ 1,014,445	$ 1,014,445			$ 1,014,445
Restricted common stock	487,672		487,672		487,672
Warrants	2,572,472		1,242,164	1,330,308	2,572,472
	$ 4,074,589	$ 1,014,445	$ 1,729,836	$ 1,330,308	$ 4,074,589

	September 30, 2021				
Liabilities	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Securities sold, but not yet purchased:					
Corporate stocks	$ 50,201	$ 50,201			$ 50,201
	$ 50,201	$ 50,201			$ 50,201

National Securities Corporation

Notes to Financial Statements
September 30, 2021

Changes in Level 3 assets measured at fair value on a recurring basis for the year ended September 30, 2021:

	Beginning Balance as of September 30, 2020	Net Realized Gain or (losses)	Net Change in Unrealized Appreciation (Depreciation)	Purchases	Sales	Transfer into Level 3 (a)	Transfer Out of Level 3 (b)	Ending Balance as of September 30, 2021
Assets								
Warrants	1,074,907	-	(892,913)	-	-	1,148,314	-	1,330,308

(a) The Company received warrants as part of investment banking transactions.
(b) Transfers out consist of a transfer to Level 2 of a warrant as the underlying security became a publicly registered security and a warrant exercise.

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for our financial assets measured at fair value on a recurring basis with a significant Level 3 balance.

Financial Instruments Owned	Fair Value	Valuation Technique	Significant Unobservable Input(s)	Input/Range
Warrants	$ 1,303,308	Market approach	Discount for lack of marketability	24% - 31%
			Volatility	62% - 82%

Certain positions in common stock and warrants were received as compensation for investment banking services. Restricted common stock and warrants may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of SEC Rule 144, including the requisite holding period. The unrealized loss for the change in fair value of such positions for fiscal 2021 amounted to approximately $998,000 which is included in net dealer inventory gains.

Warrants are carried at fair value as determined by using the Black-Scholes option pricing model. This model takes into account the underlying securities current market values, the underlying securities market volatility, the terms of the warrants, exercise prices, and risk-free return rate. The market value of the underlying securities' market value is discounted based on the value of a protective put.

NOTE D – OTHER RECEIVABLES

Other receivables represent principally employee receivables, investment banking transactions and trailing fees due from product sponsors.

NOTE E –FORGIVABLE LOANS RECEIVABLE

From time to time, the Company may make loans, evidenced by promissory notes, primarily to newly recruited independent financial advisors as an incentive for their affiliation. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging up to 9%). These notes have various schedules for repayment or forgiveness based on production or retention requirements being met and mature at various dates through 2029. Amortization of forgivable loans amounted to approximately $711,000 for the year ended September 30, 2021 and the related compensation was included in commissions, compensation and fees in the statement of operations. In the event the advisor's affiliation with the Company terminates, the advisor is required to repay the unamortized balance of the note.

The Company provides an allowance for doubtful accounts on the notes based on historical collection experience and continually evaluates the receivables for collectability and possible write-offs where a loss is deemed probable. As of September 30, 2021, no allowance was considered to be required.

National Securities Corporation

Notes to Financial Statements
September 30, 2021

NOTE F – INTANGIBLES

At September 30, 2021, intangibles consisted of the following:

	Estimated Useful Life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Brand name	3	$ 410,000	$ 273,334	$ 136,666
Customer relationships	10	3,988,143	3,128,595	859,548
Software license	3	44,800	44,800	0
		$ 4,442,943	$ 3,446,729	$ 996,214

Amortization expense amounted to approximately $546,000 in 2021.

Estimated amortization expense for customer relationships and software license for each of the three succeeding years is as follows:

Year Ending September 30,	Estimated Amortization
2022	$ 545,486
2023	408,820
2024	41,908
Total	$996,214

NOTE G - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other things, requires the maintenance of minimum net capital. At September 30, 2021, the Company had net capital of $11,453,236, which was $10,453,236 in excess of its required net capital of $1,000,000.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraphs (k) (2) (i) and (ii) since the Company is an introducing broker dealer that clears all transactions on a fully disclosed basis and promptly transmits all customer funds and securities to clearing brokers.

NOTE H - INCOME TAXES

The Company is included in the consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis, which for 2021 amounted to approximately $927,000, will be paid to its Parent, or reduce amounts due to its Parent.

The Company's income tax expense for the year consisted of:

		2021		
		Federal	State	Total
Current income tax expense	$	1,278,073 $	597,434	$ 1,875,507
Deferred income tax liability		61,074	23,807	84,881
Total income tax expense	$	1,339,147 $	621,241	$ 1,960,388

National Securities Corporation

Notes to Financial Statements
September 30, 2021

The actual tax expense for the year differs from the expected tax computed by applying the applicable U.S. federal corporate tax rate of 21% to loss before income taxes as follows:

	2021
Computed expected tax expense	$ 1,999,266
Tax effect of nondeductible items	(475,723)
State taxes net of federal effect	636,390
Other	(199,545)
Actual tax expense	$ 1,960,388

Deferred tax amounts are comprised of the following at September 30, 2021:

Deferred tax assets:	
Operating lease liability	$ 1,351,377
Legal reserve	1,174,675
Bad debt	466,828
Other accruals	604,338
Total deferred tax assets	3,597,218
Deferred tax liability:	
Fair value of warrants	(698,177)
Right-of-use asset	(1,212,049)
Intangibles and property and equipment	(544,090)
Total deferred tax liability	(2,454,316)
Net	$ 1,142,902

NOTE I - COMMITMENTS AND CONTINGENCIES

Litigation and regulatory matters

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. Several cases have no stated alleged damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Further, the Company has a history of collecting amounts awarded in these types of matters from its brokers that are still affiliated, as well as from those that are no longer affiliated. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time.

Liabilities for potential losses from complaints, legal actions, government investigations and proceedings are established where management believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In making these decisions, management bases its judgments on its knowledge of the situations, consultations with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect management's estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, management cannot predict with certainty the eventual loss or range of loss related to such matters.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both

National Securities Corporation

probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

In making these decisions, management bases its judgments on its knowledge of the situations, consultations with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution.

Because of the broad differences in value ascribed to each case by each plaintiff and the Company, management cannot estimate the possible loss or range of loss, if any, in excess of any amounts reasonably estimated and accrued.

As of September 30, 2021, the Company accrued approximately $4,039,000 for these matters which is included in accounts payable and other accrued expenses in the statement of financial condition.

NOTE J - BENEFIT PLANS

The Company has a 401(k) profit sharing plan (the "Plan") that covers substantially all of its employees. Under the terms of the Plan, participants can elect to defer up to 25% of eligible compensation, subject to certain limitations, by making voluntary contributions to the Plan. The Company's annual contributions are made at the discretion of the Board of Directors. During the year ended September 30, 2021, the Company made contributions to the Plan in the amount of $218,000.

NOTE K - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts for the Company on a fee basis. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's customers.

It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged to operations, based on the particular facts and circumstances.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.

To the extent the Company invests in marketable securities, the Company is subject to various market risks related to the portfolio.

National Securities Corporation

Notes to Financial Statements
September 30, 2021

NOTE L - RELATED PARTY TRANSACTIONS

The Company entered into a service agreement, as amended in November 2015, with its Parent, whereby the Parent charges the Company for certain employees, insurance and benefits coverage, rent and utilities, software, equipment, email services, office supplies and travel costs as needed. During the year ended September 30, 2021, the Company incurred charges of approximately $15,644,000 for such services which are included in the respective operating expenses in the statement of operations.

The Company entered into a service agreement, as amended in November 2015, with its affiliate, National Tax and Financial Services ("National Tax"), a wholly-owned subsidiary of the Parent, whereby National Tax provides the Company with certain services related to its former brokerage operation, which the Parent transferred to the Company in November 2013, principally for compliance, supervision, information technology, human resources and corporate administrative support services. Additionally, rent and related utilities, advertising, recruiting, general insurance, office supplies, postage and overnight delivery and meals and entertainment may also be furnished as needed. During the year ended September 30, 2021, the Company incurred charges of approximately $5,419,000 from National Tax principally representing an allocation of rent, salaries and benefits relating to such services which are included in the respective operating expense in the statement of operations.

NOTE M - STOCK COMPENSATION PLANS

The Company was a participant in its Parent's 2013 Omnibus Incentive Plan (the "Plan"), as amended, which provided for granting of stock options, stock appreciation rights, restricted stock awards, restricted stock units and incentive awards to eligible employees and other service providers.

In 2021, the Parent granted restricted stock units ("RSUs") to certain of its officers and employees. The Parent allocated approximately $3,077,000 of compensation expense to the Company related to the RSUs, which is included in commissions, compensation and fees.

NOTE N – PROPERTY AND EQUIPMENT

At September 30, 2021, property and equipment consisted of the following:

	September 30, 2021	Estimated Useful Lives
Equipment and software	$ 663,791	3 - 6
Furniture and fixtures	345,871	5
Capital leases	509,483	3 - 7
Leasehold improvements	533,800	Lesser of useful life or term of lease
	2,052,945	
Less accumulated depreciation and amortization	(1,043,457)	
Property and equipment, net	$ 1,009,488	

Depreciation and amortization of property and equipment amounted to approximately $257,000 in 2021. In addition, the Company was allocated depreciation and amortization aggregating approximately $322,000 from its Parent and another affiliate which is included in other administrative expenses.

Notes to Financial Statements
September 30, 2021

NOTE O – REVENUES FROM CONTRACTS AND SIGNIFICANT CUSTOMERS

Performance Obligations

The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

Transaction Price and Variable Consideration

The amount of revenue recognized reflects the consideration ("transaction price") the Company expects to be entitled to in exchange for the transfer of goods or services to the customer services. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of influence, such as market volatility or the judgment and actions of third parties.

Contract Assets

Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables.

Contract Liabilities

Contract liabilities represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received.

The following provides detailed information on the recognition of the Company's revenues from contracts with customers:

Commissions and Transaction Fees and Clearing Services. The Company earns commission and transaction fee and clearing services revenue based on the execution of transactions for clients in stocks, mutual funds, variable annuities and other financial products and services as well as from trailing commissions. Trade execution and settlement, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Commission and transaction fee and clearing services revenues are recognized at a point in time on trade-date. Commission and transaction fee and clearing services revenues are generally paid on settlement date and the Company records a receivable between trade-date and payment on settlement date. For trailing commissions, the performance obligation is satisfied at the time of the execution of the transactions but the amount to be received for trailing commissions is uncertain, as it is dependent on the value of the investments at future points in time as well as the length of time the investor holds the investments, both of which are highly susceptible to variable factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually monthly or quarterly. The Company's statement of operations reflects trailing commissions for services performed and performance obligations satisfied in previous periods and are recognized in the period that the constraint is overcome.

Investment Banking. The Company provides clients with a full range of investment banking services. Investment banking services include underwriting and placement agent services in both the equity and debt, including private equity placements, initial public offerings, follow-on offerings and equity-linked convertible securities transactions and private debt. Underwriting and placement agent revenues are recognized at a point in time on trade-date, as the client obtains the control and benefit of the investment banking offering at that point. Costs associated with investment banking transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded and are recorded on a gross basis as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as investment banking revenues. Where the Company is the lead underwriter, revenue and expenses will be first allocated to other members of a syndicate because the Company is acting as an agent for the syndicate. Accordingly, the Company records revenue on a net basis. When the Company is not the lead underwriter, the Company will recognize its share of revenue and expenses on a gross basis, because the Company is acting as the principal. Under accounting standards in effect for prior periods, the Company recognized all underwriting revenue on a net basis.

The Company's revenues from advisory services primarily consist of fees generated in connection with mergers and acquisition and advisory transactions. Advisory fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully execute a specific transaction. Fees received, prior to the completion of the transaction are deferred within accounts payable and other accrued expenses in the statement of financial condition. A significant portion of the fees the Company receives for advisory services are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Payment for advisory services is generally due promptly upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. The Company recognizes a receivable between the date of completion of the milestone and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related costs are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the statement of operations and any expenses reimbursed by the clients are recognized as investment banking revenues. The Company controls the service as it is transferred to the customer, and is therefore acting as a principal. Accordingly, the Company records revenues and out-of-pocket reimbursements on a gross basis. Under accounting standards in effect for prior periods, the Company recorded expenses net of client reimbursements and/or netted against revenues.

Disaggregation of Revenue

The following presents the Company's revenues from contracts with customers disaggregated by major business activity for the year ended September 30, 2021:

Revenues from customer contracts:	
Commissions and transaction fees and clearing services	$168,003,999
Investment banking	126,694,670
Sub-total revenue from contracts with customers	294,698,669
Other revenue	12,292,809
Total revenue	$306,991,478

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

National Securities Corporation

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at September 30, 2021. Investment banking advisory fees that are contingent upon completion of a specific milestone are also excluded as the fees are considered variable and not included in the transaction price at September 30, 2021.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Contract Costs

Incremental contract costs are expensed when incurred when the amortization period of the asset that would have been recognized is one year or less. Otherwise, incremental contract costs are recognized as an asset and amortized over time as services are provided to a customer.

NOTE P – LEASES

The Company's lease agreements primarily cover office space in various states expiring at various dates. The Company's leases are predominantly operating leases, which are included in right-of-use assets and operating lease liabilities on the Company's statement of financial condition. The Company's current lease arrangements expire from 2021 through 2030, some of which include options to extend or terminate the lease. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liability balances.

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments were excluded from the right-of-use asset and lease liability balances since they are not fixed or in-substance fixed payments. The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component.

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the implementation date of Topic 842 or the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. The Company's lease agreements generally do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the statement of financial condition. The Company recognizes lease expense for these leases on a straight-line basis over the term of the lease.

In October 2018, the Company entered into an agreement to lease equipment under a finance lease for 24 months. The equipment under the lease is collateral for the lease obligation and is included within property and equipment in the statement of financial condition. The leased equipment is amortized on a straight line

National Securities Corporation

basis over 7 years. The interest rate related to the lease obligation was 5.6 percent and ended on October 2020. The finance lease obligation is included within other liabilities in the statement of financial condition.

The components of lease expense were as follows:

	Year Ended September 30, 2021
Operating lease cost:	$ 2,995,000
Finance lease cost:	
Amortization of finance lease assets	$ 75,000
Interest on finance lease liabilities	-
Total finance lease cost	$ 75,000
Sublease income:	$ 317,000

The table below summarizes the Company's scheduled future minimum lease payments under operating and finance leases, recorded on the statement of financial condition as of September 30, 2021:

Fiscal Year Ending September 30,	Operating Leases
2021	$ 888,000
2022	908,000
2023	866,000
2024	835,000
2025	813,000
Thereafter	1,719,000
Total minimum lease payments	$ 6,029,000
Less: Amounts representing interest not yet incurred	1,050,000
Present value of lease obligations	$ 4,979,000

The following table presents the balances for operating and finance right-of-use assets and lease liabilities:

Leases	Classification	September 30, 2021
Assets		
Operating lease assets	Right-of-use assets	$ 4,466,000
Finance lease assets	Property and equipment	260,000
Total lease assets		$ 4,726,000
Liabilities		
Operating lease liabilities	Operating lease liabilities	$ 4,979,000
Total lease liabilities		$ 4,979,000

The table below presents additional information related to the Company's leases as of September 30, 2021:

		Year Ended September 30, 2021
Supplemental cash flow information and non-cash activity:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$	913,000
Financing cash flows from finance leases	$	51,000
Operating lease assets obtained in exchange for lease liabilities	$	98,000
Weighted Average Remaining Lease Term:		
Operating Leases		7.13 years
Weighted Average Discount Rate:		
Operating Leases		5.50 %

NOTE Q – PAYCHECK PROTECTION PROGRAM

On April 10, 2020, the Company entered into a Promissory Note (the "Note") with Axos Bank as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program offered by the U.S. Small Business Administration (the "SBA") pursuant to the Coronavirus Aid, Relief, and Economic Security ("CARES") Act to qualified small businesses (the "PPP") in a principal amount of $5,523,738.

The interest rate for the PPP Note is a fixed rate of 1% per annum. Interest is calculated by applying the ratio of the interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. The applicable borrower is required to make monthly payments commencing on the first day of the first full calendar month following the end of a statutorily defined deferral period (the "Deferral Period"), and such payments shall continue to be due and payable on the first day of each calendar month thereafter until the date that is two (2) years following the funding date (the "Maturity Date"), or April 13, 2022. Monthly payment amounts are based on repayment of interest accrued during the Deferral Period, interest accruing until and including the Maturity Date, and full amortization of the outstanding principal balance.

According to the terms of the PPP, all or a portion of loans under the PPP may be forgiven if certain conditions set forth in the CARES Act and the rules of the SBA are met. In order to be forgiven, the proceeds of the PPP Loan are to be used to pay for payroll costs, continuation of group health care benefits during periods of paid sick, medical, or family leave, or insurance premiums; salaries or commissions or similar compensation; rent; utilities; and interest on certain other outstanding debt; however, 60% of the proceeds of each PPP Loan must be used for payroll purposes.

The PPP Note includes events of default, the occurrence and continuation of which would provide the Lender with the right to exercise remedies against the Company, as applicable, including the right to declare the entire unpaid principal balance under the applicable PPP Note and all accrued unpaid interest immediately due.

The company used the entire loan amount for qualifying expense and made the application for full forgiveness of PPP Loan in accordance with SBA guidelines. On June 14, 2021, the Company was notified by the Lender that the SBA had reviewed and approved the full and complete forgiveness of the loan.

Notes to Financial Statements
September 30, 2021

NOTE R – SUBSEQUENT EVENT

Legal Settlement

On December 10, 2021, the Company reached a potential settlement of $16.75 million related to 18 pending arbitration cases involving non-traded investment products that were sold to clients. At the present time, Claimants' counsel is reaching out to individual clients and settlement agreements are being drafted and expect to be signed. As a result of this settlement the Company received a capital contribution of $4.0 million on December 14, 2021 from the parent to correct a net capital deficiency and all the proper notifications were made. National Securities Corporation was in compliance with minimum net capital requirements as of December 14, 2021.

SUPPLEMENTAL INFORMATION

National Securities Corporation

Schedule of Computation of Net Capital Under the SEC Uniform Net Capital Rule 15c3-1
September 30, 2021

Total shareholder's equity	36,672,808
Deductions and/or charges:	
Non-allowable assets:	
Securities owned	3,060,144
Forgivable loans receivables	2,550,263
Other receivables	6,174,781
Due from affiliates	3,794,294
Prepaid expenses	708,695
Furniture and equipment, net	1,009,488
Intangibles, net	996,214
Goodwill	5,432,556
Deferred Tax Asset	1,142,902
Deposits	253,533
Total non-allowable assets	25,122,870
Other deductions and/or charges:	
Blockage deductions	580
Other additions and allowable credits:	
Deferred tax liabilities related to unrealized appreciation in value	-
of securities owned included in non-allowable assets	
Net capital before haircuts on securities positions	11,549,358
Haircuts on securities:	
Other securities	96,122
Total haircuts on securities	96,122
Net capital	11,453,236
Required minimum capital	1,000,000
Excess net capital	$ 10,453,236

Reconciliation:

Net capital, per unaudited September 30, 2021 FOCUS report, as filed	9,680,382
Net audit adjustments	1,772,854
Net capital, per above	11,453,236



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
National Securities Corporation

We have reviewed management's statements, included in the accompanying management statement regarding its exemption, in which (1) National Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
December 17, 2021

msi Global Alliance



Member FINRA/SIPC, Established 1947

Annual Exemption Report

Year Ended September 30, 2021

National Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R.: § 240.15c3-3(k)(2)(i) & § 240.15c3-3(k)(2)(ii)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) & § 240.15c3-3(k)(2)(ii) throughout the year ended 2021 without exception.

To the best of our knowledge and belief, this Exception Report is true and correct.

National Securities Corporation



John Koenigsberg - Managing Director Operations

Natalia Watson – Chief Financial Officer

5000 T-Rex Avenue, Suite 300
Boca Raton FL 33431



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
National Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2021, which were agreed to by National Securities Corporation (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2021, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

msi Global Alliance
Member of
Independent Legal & Accounting Firm

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
December 17, 2021

National Securities Corporation

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 9/30/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

National Securities Corporation
5000 T-Rex Ave Suite 300
Boca Raton, FL 33431

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Natalia Watson 561-869-5215

2. A. General Assessment (item 2e from page 2) $423,789

B. Less payment made with SIPC-6 filed (**exclude interest**) (223,346

05/27/2021
Date Paid

C. Less prior overpayment applied (

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $200,443

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $200,443

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

National Securities Corporation
(Name of Corporation, Partnership or other organization)

NWatson
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 12 day of 2, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

National Securities Corporation

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2020
and ending 09/30/2021

	Eliminate cents
Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 307,116,181
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	307,116,181
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	15,421,847
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	5,257,815
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,928,692
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).	

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -652	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 1,981,964	
Enter the greater of line (i) or (ii)		1,981,964
Total deductions		24,590,319
2d. SIPC Net Operating Revenues		$ 282,525,862
2e. General Assessment @ .0015		$ 423,789

(to page 1, line 2.A.)